GLOBAL FOOD TECHNOLOGIES, INC.
113 Court Street
Hanford, California 93230

November 12, 2009

VIA EDGAR AND FAX (202) 772-9349

Jeff Jaramillo
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:
Global Food Technologies, Inc.
Form 10-K for the Year Ended December 31, 2008, Filed February 27,
2009, File No. 000-31385; and Form 10-Q for the Quarter Ended June 30,
2009, Filed August 14, 2009, File No. 000-31385

Dear Mr. Jaramillo:

This letter is in response to your letter dated November 12, 2009 regarding the above-referenced filings by Global Food Technologies, Inc. (the “Company”).  For each item below, please find your original comment listed first, followed by the Company’s response.

1.	Item 9A. Controls and Procedures
Management’s Annual Report on Internal Control Over Financial Reporting, page 28

Comment:
Please revise your Management’s annual report on internal control over financial reporting to include a statement as to whether or not internal control over financial reporting is effective.  In this regard, please amend your Form 10-K to fully comply with Item 308T of Regulation S-K.

Response:
In Item 9A – Controls and Procedures, Evaluation of Disclosure Controls and Procedures, the Company states: “Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective based on our material weakness in the form of lack of segregation of duties, which stems from our development stage status and limited capital resources to hire additional financial and administrative staff.”

In the Management’s Annual Report on Internal Control Over Financial Reporting subsection, the Company again notes this same problem, indicating it is a: “material weakness in our internal control over financial reporting as indicated below: As is typical with emerging companies in the development stage, we lack the necessary number of personnel to provide adequate segregation of duties within our accounting and financial reporting functions.”

Thus, when reading Section 9A in its entirety, it is clear that the Company has indicated that both its disclosure controls and procedures, and internal control over financial reporting were not effective, due to the same issue – lack of segregation of duties.  Although we believe that Section 9A complies with all applicable requirements, if the issue noted persists in future periods, the Company will opt to repeat the phrase “not effective” in the Internal Control Over Financial Reporting subsection, in light of the Staff’s comments.

2.	Report of Independent Registered Public Accounting Firm, page 45 and 46

Comment:
We note that the audit opinions on page 45 and 46 do not cover the statement of stockholders’ equity (deficit) for the period from July 25, 2001 (Inception) through December 31, 2006.  In this regard, please explain to us whether your auditors audited the statements of stockholders’ equity (deficit) for the period from July 25, 2001 (Inception) through December 31, 2006 and why your auditors’ opinion does not cover such statements of stockholder’s equity (deficit).

Response:
The predecessor auditor did not include the statement of stockholders’ equity in their opinion covering from inception through December 31, 2006.  The predecessor’s opinion in the prior year Form 10-K for 2007 did, in fact, have the statement of stockholders’ equity covered for such period; they did audit it and apparently the omission in 2008  was an oversight.  With respect to future filings, we believe that this issue will be moot for fiscal year 2009, since the Company emerged from development stage in fiscal year 2009 and will no longer need to present inception to date financial statements with a corresponding auditors’ opinion.

3.	Stockholders’ Incentive, page 57

Comment:
We note that you awarded 530,000, 460,000, and 191,000 shares of restricted stock in 2006, 2007 and 2008, respectively, and recorded compensation expense in the corresponding years for those grants.  Further we note that those shares become fully rested upon registration of the shares with the Securities and Exchange Commission or upon development of a listing in a market initiated by you.  Please explain to us in greater detail, the terms of the restricted stock grants, and how you accounted for these stock grants.  Also please explain to us why you recognized compensation expense when these grants are not yet fully vested.  Cite the applicable U.S. GAAP.

Response:
The disclosure of the terms of the restricted stock grants was in artful in its use of the term “vesting”. These grants of restricted stock are fully “vested” upon grant but are restricted as to transfer until a trading market is developed. There is no provision in the grant for the restricted stock to be rescinded by the Company or otherwise forfeited by the recipient. Such grants are for past services rendered by the recipients.

In accordance with FASB ASC 718.10.30, the Company has accounted for the shares issued at estimated fair value and expensed such fair value upon share issuance since the awards were for past services rendered by the recipient.

The terms of the restricted stock grants are determined in the terms of the grant authorized by the Board of Directors for the specific awards. These grants result in issuances with no provision for the shares to be returned to the Company. The restriction is imposed for two reasons: (1) to restrict the transfer of unregistered stock beyond the restriction of Rule 144 to prevent transactions by unsophisticated holders and (2) to eliminate any current tax liability for the recipients until a trading market is sponsored by the Issuer.

The terms of the grants make clear that all shares of restricted stock are deemed issued to recipient as fully paid and nonassessable shares, and each recipient has all rights of a stockholder with respect thereto, including the right to vote and receive dividends and participate in stock splits or other recapitalizations, even during the period where the transfer restrictions apply.

Instead of using the term “vested”, a more precise description would have noted the conditions resulting in the removal of the “restrictions on transfer”, and this description will be corrected in future filings.

4.	Form 10-Q for the Quarter Ended June 30,

Description and nature of the business, organization and basis of presentation
Development stage and Capital Resources, page 7

Comment:

We note from your disclosure that the Company is considered to have left the development stage and is now an operating company.  Based on your disclosures on page 7 and 10, it appears that you continue to be a development stage entity as outlined in FASB ASC Glossary Terms, Development Stage Entity and FASB ASC 915 10 05 (paragraphs 8 and 9 of SFAS No. 7).  Please advise or revise in future filings accordingly.

Response:

Upon our further research into the development stage classification in FASB ASC 915.10.05, we have indentified the following:

           For purposes of this section, an enterprise shall be considered to be in the development stage if it is devoting substantially all of its efforts to establishing a new business and either of the following conditions exists:

a. Planned principal operations have not commenced.

b. Planned principal operations have commenced, but there has been no significant revenue therefrom.

At June 30, 2009, since we acquired inventory, we believe that our planned principal operations had commenced, but we had yet to report any revenue from such operations.  We therefore fall under (b) above and should have been classified as a development stage enterprise for financial reporting purposes in our June 30, 2009 interim financial statements.

We have reported significant revenue in our September 30, 2009 interim financial statements in our Form 10-Q recently filed with the Commission and believe that we have emerged from the development stage at September 30, 2009.  Since the Commission requested revision in future filings, we respectfully believe we have complied with the Commission’s request as of our Form 10-Q for the quarter ended September 30, 2009, which was filed on November 16, 2009.

Per the Staff’s request, the Company acknowledges that it has been informed of the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us if you have any additional questions or comments regarding the Company’s responses to your inquiries.

Sincerely, /s/ Marshall F. Sparks Marshall F. Sparks Chief Financial Officer